DLA Piper LLP (US) 555 Mission St. #2400 San Francisco, California 94105 www.dlapiper.com

September 30, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Benjamin Holt and Mary Beth Breslin

Re:	GigCapital8 Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 25, 2025
File No. 333-289479

Dear Mr. Holt and Ms. Breslin:

Set forth below are responses to the comments that were provided by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to our client, GigCapital8 Corp. (the “Company” or “GigCapital8”), by your letter dated September 29, 2025, regarding the above-referenced Amendment No. to Registration Statement on Form S-1 (“Form S-1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

In addition to the responses to the Staff’s comments, concurrently with the filing of this letter, GigCapital8 will file Amendment No. 3 to Form S-1 (“Amendment No. 3”) to reflect the Staff’s requested disclosure edits. Unless otherwise specified, all references to page numbers and captions correspond to Form S-1 if referring to the Staff’s comment, or to Amendment No. 3 if in the response.

Amendment No. 2 to Registration Statement on Form S-1 filed on September 25, 2025

General

1.

We note the addition of Lynrock Lake Master Fund as an investor in the private placement units and the founder shares. We also note that you alternately state that (i) your sponsor intends at the time of this offering to sell 1,416,665 founder shares to Lynrock and (ii) Lynrock will acquire such founder shares from your sponsor. Finally, we note that Lynrock is a party to each of the letter agreement and the registration rights agreement. Based on the foregoing, it is unclear to what extent Lynrock has the right to

U.S. Securities and Exchange Commission

September 30, 2025

acquire beneficial ownership of the 1,416,665 founder shares within sixty days (which founder shares constitute approximately 15% of the 9,403,808 founder shares expected to be issued and outstanding after this offering). Please revise or advise to clarify. Please also file, as applicable, any subscription agreement between the Company and Lynrock. Refer to Items 403 and (601)(b)(10) of Regulation S-K and Exchange Act Rule 13d-3(d).

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures as follows: The Company has clarified that the acquisition of founder shares by Lynrock from the sponsor will occur at the time of the offering. The Company has also clarified that the Unit Purchase Agreement attached as Exhibit 10.4 to the registration statement constitutes the subscription agreement between the Company and Lynrock. Furthermore, the Company has updated the table of Principal Shareholders to break out holdings by those shareholders included on the table, including Lynrock, by voting class and in the aggregate. These revised disclosures are set forth on the cover page and on pages 17, 28, 32, 78, 104, 118, 125, 146, 186, 187, 192, F-12 and II-2 of Amendment No. 3.

Notes to Financial Statements

4. Related Party Transactions, page F-12

2.

Please tell us your consideration of revising your disclosure to reflect the updated number of founder shares that will be retained by the sponsor and the effective price paid as a result of the intended sale of 1,416,665 founder shares to Lynrock for $13,130, and the transfer of 5,000 founder shares prior to the consummation of this offering to the Chief Financial Officer for future services.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure to reflect the updated number of founder shares that will be retained by the sponsor and the effective price paid as a result of the intended sale of 1,416,665 founder shares to Lynrock and the transfer of 5,000 founder shares to the Chief Financial Officer on pages F-11, F-12 and F-13 of Amendment No. 3.

Exhibits

3.

Please have counsel revise its opinion filed as Exhibit 5.1 to cover all of the units and all of the rights being registered under the registration statement. In this regard, we note that the opinion only covers 22,000,000 units and 22,000,000 rights, but the full offering amount including any overallotment is 25,300,000 units and 25,300,000 rights.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has had its counsel revise its opinion filed as Exhibit 5.1 to cover all of the units and all of the rights being registered under the registration statement.

U.S. Securities and Exchange Commission

September 30, 2025

4.

Please have counsel revise its opinion filed as Exhibit 5.2 to also address whether, with respect to each of the Unit Shares and Rights Shares, there will be any further obligation on the holder to make any further payment to the company’s creditors (in addition to any further payment to the company). In this regard, we note that Schedule 3 of the opinion defined “non-assessable” to mean, in part, “that a shareholder shall not, solely by virtue of its status as shareholder, be liable for additional assessments or calls on the shares by the Company or its creditors . . . ,” but the opinion given in paragraphs 6 and 7 do not use the term “non-assessable.” Refer to Section II.B.1.a of Staff Legal Bulleting No. 19, Legality and Tax Opinions in Registered Offerings (October 14, 2011).

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has had its counsel revise its opinion filed as Exhibit 5.2 to address the fact that all of the Unit Shares and Rights Shares are non-assessable.

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U.S. Securities and Exchange Commission

September 30, 2025

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comment, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (415) 615-6095 or via email at Jeffrey.Selman@us.dlapiper.com.

Sincerely,

/s/ Jeffrey C. Selman

Jeffrey C. Selman

cc: Avi S. Katz

Enclosures